Exhibit 12.1

Targacept, Inc.

Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,					Three Months Ended
	2010	2011	2012	2013	2014	March 31, 2015
	(in thousands, except ratio)

Pretax income from operations	$13,115	$(9,745)	$(8,138)	$(47,216)	$(29,714)	$(6,823)
Add fixed charges	883	958	758	150	123	26

Total Earnings	$13,998	$(8,787)	$(7,380)	$(47,066)	$(29,591)	$(6,797)

Interest Expense	153	132	86	53	23	—
Estimate of the interest within rental expense*	730	826	672	97	100	26

Total Fixed Charges	$883	$958	$758	$150	$123	$26

Ratio of earnings to fixed charges	15.85	—	—	—	—	—

Deficiency of earnings to fixed charges	$—	$(9,745)	$(8,138)	$(47,216)	$(29,714)	$(6,823)

*	Estimated to be one-third of rental payment.